                                                Filed Pursuant to Rule 424(b)(1)
                                                              File No. 333-97359

PROSPECTUS

                                 698,010 SHARES

                          ROBOTIC VISION SYSTEMS, INC.

                                  COMMON STOCK
                             ---------------------

     This prospectus relates to the offer and sale from time to time of up to 698,010 shares of our common stock by the persons described in this prospectus, whom we call the "selling stockholders." Of such shares, 476,434 shares may be issued upon conversion of promissory notes and 221,576 shares may be issued upon exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of registration rights agreements between us and the selling stockholders. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will receive no proceeds from the sale of any of these shares if they are sold by the selling stockholders.

     Our common stock is quoted on The Nasdaq National Market under the symbol "ROBV." On August 7, 2002, the last reported sale price of our common stock on The Nasdaq National Market was $0.55 per share.

     PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO INVEST IN OUR COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                August 13, 2002

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Summary.....................................................     1
Risk Factors................................................     3
Selling Stockholders........................................     6
Plan of Distribution........................................     7
Legal Matters...............................................     8
Experts.....................................................     8
Where Can You Find More Information.........................     8
Incorporation of Certain Documents by Reference.............     8

                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements including statements regarding, among other items, business strategy, growth strategy and anticipated trends in our business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this report, including those set forth in "Risk Factors" below, describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate.

                                    SUMMARY

     This summary does not contain all the information you should consider before purchasing our common stock. You should read this entire prospectus and the documents that are incorporated by reference prior to deciding to purchase our common stock.

                                    OVERVIEW

     Robotic Vision Systems, Inc. designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high-performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system which inspects the physical characteristics of packaged semiconductors. We believe we have supplied the dominant share of three-dimensional inspection systems currently used by the semiconductor industry. More recently, we have become a leader in designing and manufacturing products that utilize machine vision technology to read two-dimensional bar codes.

     We operate through two divisions -- the Semiconductor Equipment Group and the Acuity CiMatrix division.

      - The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that inspect semiconductor, wafer and assembled chip packages, transfer integrated circuits from one medium to another and attach solder balls to ball-grid-array semiconductors. This group serves the semiconductor capital equipment market.

      - The Acuity CiMatrix division designs, manufactures and markets two primary product lines:

      - machine vision systems, many of which are incorporated onto single circuit boards, which are used in the general purpose machine vision market for a variety of industrial applications; and

      - two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to provide manufacturers of products and components for the semiconductor, aerospace, automotive, printed circuit board, pharmaceutical, and consumer products businesses with the ability to uniquely identify and track single items within groups of thousands or hundreds of thousands of seemingly identical items.

     We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology that can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain to the extent necessary to enable compliance with standards promulgated for various industries. We retain patent rights for the use of Data Matrix in certain applications, including biometrics.

     The Semiconductor Equipment Group, has facilities in Hauppauge, New York; New Berlin, Wisconsin, Tucson, Arizona and Quebec, Canada. The Acuity CiMatrix division is located in Canton, Massachusetts, with additional facilities in Nashua and Weare, New Hampshire and Cherry Hill, New Jersey.

     We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 5 Shawmut Road, Canton, Massachusetts 02021; our telephone number is (781) 302-2439.

                              RECENT DEVELOPMENTS

     - We learned in March 2002 that the staff of the Securities and Exchange Commission had commenced a formal investigation into our past accounting practices that led to our May 2001 restatement of our financial results for the fiscal year ended September 30, 2000 and for the three-month period ended December 31, 2000. The May 2001 restatement resulted from a review by our audit committee with the assistance of outside counsel and auditors. The accounting errors concerned sales made and prematurely recorded as revenue in our Acuity CiMatrix division, with non-standard contract terms such as consignment arrangements and rights of return without penalty. As a result of the review, new procedures and other safeguards were implemented to minimize the possibility of any future revenue recognition errors. We believe that we have taken the necessary remedial actions, and intend to work cooperatively with the SEC staff in order to bring this inquiry to a conclusion as promptly as possible.

       The restatement resulted in revenues of $223,193,000, or $4,739,000 less than originally reported, and net income of $10,722,000, or $1,447,000 less than originally reported, for the fiscal year ended September 30, 2000. For the three month period ended December 31, 2000, the restatement resulted in revenues of $32,929,000, or $491,000 more than originally reported, and net loss of $13,699,000, or $186,000 less than originally reported.

     - On May 2, 2002, we completed a private placement, which raised $13.5 million, net of offering expenses. A total of 10,277,247 shares of common stock were sold at $1.46 per share. The placement also included warrants to purchase up to 2,055,436 shares at $1.46 per share on or before August 30, 2002, and warrants to purchase up to 2,569,305 shares at $1.50 per share on or before May 1, 2005. The placement also included warrants issued to the placement agent to purchase up to 565,249 shares of common stock at $1.50 per share on or before May 1, 2005. We will receive the proceeds from the exercise of any of the warrants, net of a placement fee payable on certain of the shares issuable upon exercise of the warrants expiring on August 30, 2002. The exercise price of the warrants and the number of shares issuable upon exercise are subject to anti-dilution adjustments in the event of stock splits, recapitalizations and other similar transactions. We may call the $1.50 warrants, effectively forcing conversion, if the price of our common stock trades above $2.35 per share for twenty consecutive trading days at any time prior to the warrants' expiration. The proceeds of the financing will be used for general corporate purposes, including working capital.

     - In June 2002, we began restructuring efforts expected to lead to a reduction in our global work force of approximately 100 employees throughout all functions of our operations. The reductions involve the Semiconductor Equipment Group, the Acuity CiMatrix division, corporate staff and our international operations. We expect to complete this restructuring in August 2002, following compliance with certain regulatory requirements in our foreign operations. Total restructuring charges are expected to be approximately $1.2 million, including severance payments and facility closures related to certain foreign operations.

                                  THE OFFERING

Common stock offered for sale by the selling stockholders...  698,010 shares (1)
Common stock to be outstanding after the offering...........  61,307,866 shares (1)(2)

---------------

(1) Includes 698,010 shares that may be issued upon conversion of promissory notes and exercise of warrants held by the selling stockholders.

(2) Based upon our issued and outstanding shares of common stock as of June 30, 2002. This number excludes 849,643, 8,186,453 and 4,515,917 shares of our common stock issuable as of June 30, 2002 upon exercise of then outstanding incentive warrants, other warrants and employee stock options. An additional 1,623,809 shares are reserved for future grants under our employee stock option plans.

                                  RISK FACTORS

     An investment in our common stock involves the following risks. You should carefully consider these risk factors, as well as the other information appearing elsewhere or incorporated by reference in this prospectus, before you decide to purchase our common stock.

ANY SIGNIFICANT DOWNTURN IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY OR IN GENERAL ECONOMIC CONDITIONS WOULD LIKELY RESULT IN A REDUCTION IN DEMAND FOR OUR PRODUCTS AND WOULD HURT OUR BUSINESS

     We sell capital equipment to companies that design, manufacture, assemble and test semiconductor devices. The semiconductor industry is highly cyclical, causing in turn a cyclical impact on our financial results. Any significant downturn in the markets for our customers' semiconductor devices or in general economic conditions would likely result in a reduction in demand for our products and would hurt our business.

     We define bookings during a fiscal period as incoming orders deliverable to customers in the next eighteen months, less cancellations. Our bookings levels decreased each quarter from the third quarter of fiscal 2000 when they were $61.5 million through the first quarter of fiscal 2002 when they were $10.0 million. This decline mirrors the steep decline in the semiconductor capital equipment industry, which showed a 92% decline in test, assembly and packaging orders between May 2000 and November 2001. Beginning in December 2001, the semiconductor capital equipment market has shown higher bookings each month. There is no consensus among industry analysts as to the durability of this order improvement. If the apparent recovery in the semiconductor industry is slower than we anticipate, we would face a severe constraint on our ability to sustain operations at current levels, which could result in further reductions in work force, exit of facilities or discontinuation of certain operations.

     Consistent between the current downturn and the downturn in the fiscal years 1998 and 1999, our revenue and operating results declined as a result of a sudden and severe downturn in the semiconductor industry. Downturns in the semiconductor capital equipment industry have been characterized by diminished product demand, excess production capacity and accelerated erosion of selling prices. In the past, we have experienced delays in commitments, delays in collecting accounts receivable and significant declines in demand for our product during these downturns, and we have experienced similar delays and declines in the current downturn. Additionally, as a capital equipment provider, our revenues are driven by the spending patterns of our customers who often delay expenditures or cancel orders in reaction to variations in their businesses. Because a high proportion of our costs are fixed, we are limited in our ability to reduce expenses quickly in response to severe revenue shortfalls. In a contraction, we may not be able to reduce our fixed costs, such as infrastructure and research and development.

     During a downturn, we may experience delays in collecting receivables, which may impose constraints on our working capital. In addition, a downturn in industry demand for our products may place us in a position of excessive inventories, which would further constrain cash flow. By way of illustration, we recorded an inventory provision of approximately $16.5 million and $16.6 million during fiscal 2001 and 1998 as a consequence of an unexpected industry downturn.

WE WILL BE UNABLE TO ACHIEVE PROFITABLE OPERATIONS UNLESS WE INCREASE QUARTERLY REVENUE LEVELS OR MAKE FURTHER REDUCTIONS IN OUR COSTS

     We incurred a net loss of $12.2 million for the six month period ended March 31, 2002 and net losses of $104.4 million, $9.3 million and $40.5 million for the fiscal years 2001, 1999 and 1998, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment. Our ability to achieve profitable operations will depend upon our ability to increase quarterly revenue levels or make further reductions in our costs. There can be no assurance that we will reduce our costs sufficiently in anticipation of declines in demand to return to profitability.

A LOSS OF OR DECREASE IN PURCHASES BY ONE OF OUR SIGNIFICANT CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

     The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of purchases of semiconductor capital equipment. Sales to our ten largest customers accounted for approximately 38.7% and 40.8% of total revenues in the six month periods ended March 31, 2002 and 2001 and for approximately 30.0%, 40.6% and 33.3% of total revenues in the fiscal years ended September 30, 2001, 2000 and 1999, respectively. Intel Corporation accounted for 12% of our revenues in the first six months of fiscal 2002 and 10% of our revenues in fiscal year 2001. No single customer accounted for more than 10% of revenues in the fiscal years ended September 30, 2000 and 1999. A loss of or decrease in purchases by one of these customers could materially and adversely affect our revenues and profitability.

ECONOMIC DIFFICULTIES ENCOUNTERED BY CERTAIN OF OUR FOREIGN CUSTOMERS MAY RESULT IN ORDER CANCELLATIONS AND REDUCE COLLECTIONS OF OUTSTANDING RECEIVABLES

     International sales, primarily to Asia and Western Europe, accounted for approximately 52% and 65% of our revenues for the six month periods ended March 31, 2002 and 2001 and for approximately 61%, 71% and 56% of our revenues for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. In particular, sales to Taiwan, Korea and other Asian countries accounted for approximately 41% and 56% of our revenues for the six month periods ended March 31, 2002 and 2001 and for approximately 51%, 61% and 41% of our revenues for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. While our sales in Asia are generally denominated in U.S. dollars, our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions, duties and other political and economic factors. By way of illustration, the Asian economic crisis in 1998 led to significant order cancellations from customers in Taiwan, Korea, Malaysia and the Philippines as currency devaluations prevented these customers from acquiring U.S. dollars at favorable exchange rates, thereby adversely affecting our revenue, collections and profitability.

DEVELOPMENT OF OUR PRODUCTS REQUIRES SIGNIFICANT LEAD TIME AND WE MAY FAIL TO CORRECTLY ANTICIPATE THE TECHNICAL NEEDS OF OUR MARKETS

     We must anticipate industry trends and develop products in advance of the commercialization of semiconductor capital equipment. We are required to make capital investments to develop new products before our customers commercially accept them. In addition, if we are not successful in developing enhancements or new generations of products, we may not be able to recover the costs of these investments or may incur significant losses. If we are not able to develop new products which meet the needs of our markets, our competitive position may be diminished and our relationships with our customers may be impaired.

INADEQUATE CASH FLOW AND RESTRICTIONS IN OUR BANKING ARRANGEMENTS MAY IMPEDE OUR PRODUCTION AND PREVENT US FROM INVESTING SUFFICIENT FUNDS IN RESEARCH AND DEVELOPMENT

     The markets for our products are extremely competitive. Our near-term competitive position is dependent upon our ability to satisfy orders received in a timely manner. To do so, we need access to capital to rapidly increase our production capabilities. Maintaining our long-term competitive position will require our continued investment in research and product development. Our ability to satisfy orders received in a timely manner and to invest in research and product development may be limited by our cash flow availability and by our need to comply with covenants in our banking arrangements that may limit our production, research and product development expenditures. We were in compliance with these covenants at March 31, 2002.

THE LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Our success depends in large part upon our ability to hire and retain qualified personnel in technical and managerial positions. We have a limited number of employment agreements with our technical and managerial personnel. The market for employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could adversely affect our growth and profitability.

THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     As of June 30, 2002, we had outstanding 4.5 million shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.81 per share; and a total of 9.3 million warrants outstanding, with a weighted average exercise price of $2.69 per share. The shares underlying these options and substantially all of the shares underlying the warrants have been registered for resale and none of them is subject to any contractual restrictions on resale. Future sales of any of these shares, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of these shares could result in increased volatility in the price of our common stock.

THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK

     During the twelve month period ended June 30, 2002, the closing price of our common stock has ranged from a low of $0.70 to a high of $2.03. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

     - quarterly variations in operating results;

     - differences between our quarterly results of operations and securities analysts' estimates;

     - announcements of technological innovations, new products or strategic alliances;

     - the announcement of the results of existing or new litigation; and

     - news reports relating to companies or trends in our markets.

OUR COMMON STOCK MAY BE DELISTED FROM NASDAQ NATIONAL MARKET

     The Nasdaq National Market requires, among other things, that the minimum bid price for continued inclusion be at least $1.00 per share. The closing bid price of our common stock has dropped below this $1.00 per share requirement and on August 1, 2002, we received a letter from Nasdaq advising that our common stock will be delisted from the Nasdaq National Market after October 30, 2002 unless, prior to such time, our common stock closes at a bid price of $1.00 per share or higher for a minimum of ten consecutive trading days. We may apply to transfer our common stock to the Nasdaq SmallCap Market, and if the transfer application is approved, we would be afforded until at least January 28, 2003 to satisfy the minimum $1.00 per share requirement. If we choose to transfer to the Nasdaq SmallCap Market and the price deficiency is cured by July 28, 2003, and we otherwise continue to comply with the Nasdaq National Market maintenance standards, we could then transfer back to the Nasdaq National Market. There can be no assurance that we will continue to satisfy the requirements for maintaining a Nasdaq National Market or Nasdaq SmallCap Market listing.

                              SELLING STOCKHOLDERS

     These shares are being registered pursuant to registration rights granted by us to the former stockholders of Auto Image ID, Inc. and to Jonathan Howe. Of these shares, 476,434 shares may be issuable through January 2004 upon conversion of promissory notes, including interest at an assumed rate of 8%, at a conversion price of $10.80 per share, 30,885 shares are issuable through January 2006 upon exercise of warrants at an exercise price of $48.57 per share, 160,691 shares are issuable through January 2007 upon exercise of warrants at an exercise price of $1.14 per share and 30,000 shares are issuable through February 2007 upon exercise of warrants at an exercise price of $1.34 per share. We believe that none of the selling stockholders has had any material relationship with us within the past three years, except as noted below.

                                                   NUMBER OF                       SHARES BENEFICIALLY
                                                    SHARES       COMMON STOCK          OWNED AFTER
                                                 BENEFICIALLY     OFFERED BY           OFFERING(1)
                                                  OWNED AS OF      SELLING         --------------------
NAME OF SELLING STOCKHOLDER                      JULY 25, 2002   STOCKHOLDER        NUMBER     PERCENT
---------------------------                      -------------   ------------      --------   ---------
Thomas Alexander...............................     144,339         144,339            --         *
Paul Ambrose and Paul Ambrose JTWROS...........       3,107           3,107            --         *
Randy Angerman.................................       3,107           3,107            --         *
Anthony Barbaro................................       2,730           2,730            --         *
David P. Bubnoski(2)...........................      48,546(5)       34,496        14,050         *
Thomas Cherenack...............................       7,969           7,969            --         *
Thomas Cretella................................       2,329           2,329            --         *
James C. Hahn(2)(3)............................     138,564(6)      121,764        16,800         *
Morris Hahn....................................       3,107           3,107            --         *
Jonathan Howe..................................      32,000          30,000         2,000         *
Japan Direx Corporation(4).....................     285,336         285,336            --         *
Martin Judge...................................       3,926           3,926            --         *
Richard E. Mahmarian(2)........................      19,993          19,993            --         *
Paul Matzko(2).................................       3,513           2,513         1,000         *
Andrew Peros...................................       7,152           7,152            --         *
William Peterson...............................         613             613            --         *
Michael Savage.................................       3,107           3,107            --         *
Robert Sharp...................................       3,107           3,107            --         *
Joseph Snyder..................................       1,124           1,124            --         *
Raymond Verchio................................       2,043           2,043            --         *
Robert Valvo...................................         613             613            --         *
Stephen Todd Walker............................       3,107           3,107            --         *
Jeannette Wood.................................       6,214           6,214            --         *
Joseph Zako....................................       6,214           6,214            --         *
                                                                  ---------
  TOTAL........................................                     698,010
                                                                  =========

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 *  Less than 1%.

 (1) Assumes sale of all of the shares of common stock offered by this prospectus.

 (2) Such person was an executive officer and/or a director of Auto Image ID prior to our acquisition of such company in January 2001.

 (3) Mr. Hahn has been general manager of the Auto Image ID operation since our acquisition of Auto Image ID.

 (4) The person who holds voting and investment control with respect to the shares held by such entity is M. Wakayama.

 (5) Includes 13,050 shares underlying currently exercisable options, as well as options which will become exercisable within sixty days.

 (6) Includes 16,800 shares underlying currently exercisable options, as well as options which will become exercisable within sixty days.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders, as well as on behalf of their donees, pledgees, transferees or other successors-in-interest, if any, who may sell shares received as gifts, pledges, partnership distributions or other non-sale related transfers. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders.

     Sales of the shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on The Nasdaq Stock Market, in the over-the-counter market, in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time of sale, prices related to market prices, varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

     The selling stockholders may effect such transactions by selling the shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will, if required, file a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part under the Securities Act, disclosing:

          - the name of each such selling stockholder and of the participating broker-dealer(s);

          - the number of shares involved;

          - the price at which such shares were sold;

          - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

          - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          - other facts material to the transaction.

     In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file an appropriate supplement to this prospectus.

     We will not receive any of the proceeds received by the selling stockholders in connection with any of their sales of our common stock. All expenses relating to the registration of these shares will be paid by us.

                                 LEGAL MATTERS

     The validity of the common stock covered by this prospectus will be passed upon by Sonnenschein Nath & Rosenthal, New York, New York.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Robotic Vision Systems, Inc. Annual Report on Form 10-K for the year ended September 30, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by the rules of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also review such material by accessing the SEC's Internet web site at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it (File No. 0-8623), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

     - our Annual Report on Form 10-K for the year ended September 30, 2001, as amended on January 28, 2002 and July 17, 2002;

     - our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2002, as amended on May 13, 2002 and July 17, 2002, and the quarter ended December 31, 2001;

     - our Current Reports on Form 8-K, dated October 1, 2001, March 28, 2002 and May 3, 2002; and

     - the description of our common stock contained in our registration statement on Form 8-A and in our Current Report on Form 8-K dated May 20, 1998, including any amendments or reports filed for the purpose of updating that description.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings at no cost by contacting our investor relations department at the following address and number: Robotic Vision Systems, Inc., 5 Shawmut Road, Canton, Massachusetts 02021; telephone:
(781) 302-2439.